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APPROXIMATE LOCATION

Map data ©2020
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Ana's Norwegian Bakeri LLC

Bakery

Centennial, CO 80112
Open until 2:00 PM
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Ana's Norwegian Bakeri LLC is seeking investment to purchase equipment and open a location.
First Location
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $10,000 invested.
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OUR STORY

Welcome to Ana's Norwegian Bakeri! We are a bakery that specializes in Norwegian pastries and baked goods. We specialize in Norwegian style Cinnamon Rolls, School Rolls, Raisin Rolls, Sweet Cardamom Rolls, and Sunshine Rolls, as well as baked bread and Lefse made from potatoes. Whether you grew up with these baked goods, or are brand new to Norwegian baked goods, these pastries and bread are sure to transport you to a delicious cafe in Norway.

We specialize in the "Bolle", or sweet roll
We also offer excellent Whole Wheat Bread with Spelt
Wheat Bread with Dark Rye and Dark Sirup
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THE TEAM
Ana Fanakra
Owner

I grew up in Norway, but moved to America after graduating high school in 1999. I have been a baker my whole life, and when COVID 19 hit and I lost my job I decided to bake and sell iconic Norwegian pastries. I've been selling online and at Farmers Markets and the support from customers has been great.

I have a previous career in HR, and I enjoy working with people. I am a see-a-need fill-a-need type of person, and will always strive to be the best I can be.

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INTENDED USE OF FUNDS

I want to take Ana's Norwegian Bakeri into a brick and mortar store. Going to Farmers Markers this year has been a success and the time has come to move into a physical location. I have multiple local shops interested in carrying my products, but in order to be able to do that I need to secure a commercial kitchen. The funds raised will be used to secure a commercial kitchen, and equipment, needed to whole sale as well as retail my baked goods.

A commercial kitchen allows for requested Whole Sale of product
Customers are looking for a physical location to visit.
I make Lefse by hand, and a Lefse maker would increase my production
Local coffee shops can feature my baked goods
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INTENDED USE OF FUNDS

I will open a commercial kitchen to sell both retail and wholesale, and I will purchase equipment.

By selling wholesale to local coffee shops
Customers are asking for a physical location to visit
Larger production with better equipment
Getting a delivery vehicle
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Order Online
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $10,000
Operating Cost $18,200
Mainvest Compensation $1,800
Total $30,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$200,000	$220,000	$235,400	$247,170	$254,585
Cost of Goods Sold	$109,000	$115,789	$123,894	$130,088	$133,990
Gross Profit	$91,000	$104,211	$111,506	$117,082	$120,595

EXPENSES

Rent	$12,000	$12,300	$12,607	$12,922	$13,245
Utilities	$14,000	$14,350	$14,708	$15,075	$15,451
Salaries	$45,000	$49,500	$52,965	$55,613	$57,281
Insurance	$1,200	$1,230	$1,260	$1,291	$1,323
Equipment Lease	$2,000	$2,050	$2,101	$2,153	$2,206
Repairs & Maintenance	$2,400	$2,460	$2,521	$2,584	$2,648
Legal & Professional Fees	$480	$492	$504	$516	$528
Operating Profit	$13,920	$21,829	$24,840	$26,928	$27,913

This information is provided by Ana's Norwegian Bakeri LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2020 Balance Sheet
Investment Round Status

$30,000

TARGET

$70,000

MAXIMUM

This investment round closes on December 30, 2020. 0 people have invested so far.

Summary of Terms
Legal Business Name Anas Norwegian Bakeri LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 3.4%-7.9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2025
Financial Condition

I have personally purchased all ingredients and equipment currently used. Owners Equity is $2000.

Other outstanding debt or equity

As of October 16, 2020, Ana's Norwegian Bakeri LLC has debt of $2000 outstanding and a cash balance of $200. This debt is sourced primarily from Owner Equity and will be senior to any investment raised on Mainvest. In addition to the Ana's Norwegian Bakeri LLC's outstanding debt and the debt raised on Mainvest, Ana's Norwegian Bakeri LLC may require additional funds from alternate sources at a later date.

Risk Factors

Opening a bakery may not be profitable during the current climate, however, the product speaks for itself, and multiple repeat customers purchase the products weekly. I am confident in the product.

Limited Operating History

Ana's Norwegian Bakeri LLC is a newly established entity and has no history for prospective investors to consider.

Changes in Economic Conditions Could Hurt Ana's Norwegian Bakeri LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Ana's Norwegian Bakeri LLC's financial performance or ability to continue to operate. In the event Ana's Norwegian Bakeri LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Ana's Norwegian Bakeri LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Ana's Norwegian Bakeri LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Ana's Norwegian Bakeri LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Ana's Norwegian Bakeri LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Ana's Norwegian Bakeri LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Ana's Norwegian Bakeri LLC's management or vote on and/or influence any managerial decisions regarding Ana's Norwegian Bakeri LLC. Furthermore, if the founders or other key personnel of Ana's Norwegian Bakeri LLC were to leave Ana's Norwegian Bakeri LLC or become unable to work, Ana's Norwegian Bakeri LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Ana's Norwegian Bakeri LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Ana's Norwegian Bakeri LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Ana's Norwegian Bakeri LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Ana's Norwegian Bakeri LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Ana's Norwegian Bakeri LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Ana's Norwegian Bakeri LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Ana's Norwegian Bakeri LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Ana's Norwegian Bakeri LLC will carry some insurance, Ana's Norwegian Bakeri LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Ana's Norwegian Bakeri LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Ana's Norwegian Bakeri LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Ana's Norwegian Bakeri LLC's management will coincide: you both want Ana's Norwegian Bakeri LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Ana's Norwegian Bakeri LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Ana's Norwegian Bakeri LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Ana's Norwegian Bakeri LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Ana's Norwegian Bakeri LLC or management), which is responsible for monitoring Ana's Norwegian Bakeri LLC's compliance with the law. Ana's Norwegian Bakeri LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Ana's Norwegian Bakeri LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Ana's Norwegian Bakeri LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Ana's Norwegian Bakeri LLC, and the revenue of Ana's Norwegian Bakeri LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Ana's Norwegian Bakeri LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Ana's Norwegian Bakeri LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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